

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 9, 2017

Via E-mail
Mr. Kevin C. Berryman
Chief Financial Officer
Jacobs Engineering Group, Inc.
1999 Bryan Street, Suite 1200
Dallas, Texas 75201

> **RE: Jacobs Engineering Group, Inc.**
> **Form 10-K for the Year Ended September 30, 2016**
> **Filed November 22, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 9, 2016**
> **Form 10-Q for the Period Ended December 30, 2016**
> **Filed February 8, 2017**
> **File No. 1-7463**

Dear Mr. Berryman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2016

Management Discussion and Analysis of Financial Condition and Results…, page 36

Critical Accounting Policies and Estimates, page 36
Testing Goodwill for Possible Impairment, page 38

1.   With reference to ASC 350-20-35-33 through 38, please expand your disclosures to indicate how you determined that your operating segments were your reporting units.

2.   Please disclose the percentage by which the fair value of your reporting units exceeded their carrying values as of the date of the most recent test or state that fair value substantially exceeds carrying value. To the extent that any of your reporting units have estimated fair values that were not substantially in excess of its carrying values, and to the extent that goodwill for these reporting units, individually or in the aggregate, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

- The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Results of Operations, page 41

3.   Please expand your discussion of segment operating results to provide more insight into the underlying reasons for changes in revenues and operating profit. Specifically, please discuss revenue changes in your markets underlying each segment and the related impact those changes had on your segment operating profit. For example, within your discussion of Petroleum & Chemicals' operating results please quantify changes in your Oil & Gas and Refining market revenues as well as the related impact on operating profit. Also, within your Aerospace & Technology segment quantify the decrease in Government Services revenue as well as the related impact on operating profit.

Financial Statements

5. Restructuring Charges, page F-22

4.   Please expand your disclosures to discuss the expected completion date of your 2015 Restructuring. Also, for each major type of cost associated with your restructuring activities, please disclose the total amount expected to be incurred, the amount incurred in the period and the cumulative amount incurred to date as required by ASC 420-10-50-1.a and 1.b. Please also expand your disclosures here or within MD&A to indicate whether the actual results of your 2015 Restructuring were in line with management´s expectations when the 2015 Restructuring activities were initiated. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Kevin C. Berryman
Jacobs Engineering Group, Inc.
March 9, 2017
Page 3

10. Income Taxes, page F-32

5.   Please more fully explain herein, or in Management's Discussion and Analysis, the changes in the items that reconcile your statutory tax amount to your consolidated income tax expense. For example, we note that the tax differential on foreign earnings was a $38.8 million tax benefit in 2015 and an $11.3 million tax expense in 2016. However, your discussion of the $23.2 million nonrecurring benefit related to foreign currency loss in 2015 does not appear to fully explain the year over year difference. This difference should also be made in light of the fact that your foreign earnings significantly decreased from $146.6 million in 2015 to $80.6 million in 2016. Please also explain all other material changes and ensure that your discussion appropriately identifies the specific reconciling line items impacted by such change. In this regard, you do not indicate where the (i) $11.2 valuation allowance, (ii) $8.7 million benefit recorded upon the filing of a US amended tax return and (iii) $8.9 million expense charge related to the revaluation of deferred tax assets are reflected in the reconciliation.

15. Segment Reporting page F-40

6.   We note the disclosure of your four service categories on page 9. Please tell us your consideration of disclosing this information pursuant to the entity-wide disclosure requirements in ASC 280-10-50-40.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 34

2016 Equity Awards, page 41

7.   We note that you award performance-based restricted stock units to each of your named executive officers, for performance based upon a TSR (total shareholder return) goal and either an EPS (earnings per share) growth goal or a net earnings growth goal. In future filings, please disclose your actual TSR rank and TSR performance multiplier achieved against the goal, including the TSR performance of the members of your industry peer group, and either the actual EPS growth rate and EPS performance multiplier, or net earnings growth rate and net earnings performance multiplier achieved against the goal, and how the actual awards are calculated. Please consider an illustrative example.

Form 10-Q for the Period Ended December 30, 2016

8.   Please address the above comments to the extent necessary.

Basis of Presentation, page 7

9. We have the following comments on your use of incorrect translation rates for reporting U.S. Dollar value of goodwill held by foreign subsidiaries:

- Please tell us the date you determined this error, clarify how this error arose, and identify the periods affected by this error;

- Please clarify impact, if any, the correction of this error had on your reported $(287,524) foreign currency translation adjustment for the three months ended December 30, 2016;

- Provide us with your sufficiently detailed SAB 99 materiality analysis to support how you determined that effected accounts were not quantitatively or qualitatively material to any of the affected periods; and

- Tell us how the errors impacted the previous conclusions regarding disclosure controls and procedures and internal control over financial reporting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Staff Attorney at (202) 551-3754, if you have any questions regarding legal matters. You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction